Exhibit 99.1

SATÉLITES MEXICANOS TO BE ACQUIRED BY EUTELSAT

SATMEX’S HIGHLY COMPLEMENTARY PORTFOLIO OF SATELLITES TO EXPAND EUTELSAT’S

GEOGRAPHIC REACH ACROSS LATIN AMERICA

MEXICO CITY – July 31, 2013 – Satélites Mexicanos S.A. de C.V. (Satmex), a significant provider of fixed satellite services (FSS) in the Americas, announced today that it has signed an agreement under which it will be acquired by Eutelsat Communications (Euronext Paris: ETL), one of the world’s leading satellite operators.

Under the terms of the transaction, Eutelsat will acquire 100% of the share capital of Satmex in an all-cash transaction for US$831 million and the assumption of the company’s outstanding net debt.

Patricio Northland, Satmex CEO, said: “This is a very positive outcome for the shareholders and other stakeholders of Satmex, and I am delighted at the prospect of Satmex joining the Eutelsat Group. Our fleet will provide Eutelsat with a unique strategic opportunity to enter the fast-growing Latin American market and obtain premier orbital locations across the continent. Our clients will benefit from the integration of our network into Eutelsat’s world-class satellite fleet and operations. This transaction would not have been possible without the dedication and leadership of Satmex’s management team, as well as its first-rate employees.”

Michel de Rosen, Eutelsat CEO, said: “The acquisition of Satmex will make Eutelsat a key operator in vibrant digital markets across Latin America. With Satmex’s strategic orbital slots, state of the art fleet and upcoming satellites, Eutelsat is gaining a robust platform from which to access the significant opportunities in this region. Via this acquisition, we are significantly upscaling our presence in Latin America to complement our footprint in fast-growing markets, and securing future sources of growth and value creation.”

Speaking on behalf of Satmex’s owners, Jared Hendricks, a Managing Director of Centerbridge Partners L.P., and Josiah Rotenberg, a Managing Principal representing Monarch Alternative Capital and Chairman of the Board of Satmex, together commented, “We are pleased with this exciting transaction, which is a reflection of the first-class platform that Satmex has skillfully built and managed into a leading satellite communications provider in the Americas.”

The transaction is expected to close by the end of 2013, subject to government and regulatory approvals and other customary conditions.

Goldman, Sachs & Co. and Credit Suisse served as financial advisors to Satmex, and Ropes & Gray, LLP and Greenberg Traurig, LLP served as its legal advisors.

About Satmex

Satélites Mexicanos (Satmex) is a significant provider of fixed satellite services (FSS) in the Americas, with coverage of more than 90% of the population of the region. As one of only two privately-managed FSS providers based in Latin America, Satmex (together with its predecessors) has designed, procured, launched and operated three generations of satellites over a 25 year period. Satmex’s current fleet is comprised of three satellites in highly attractive, contiguous orbital slots that enable its customers to effectively serve their entire coverage footprint utilizing a single satellite connection.

Contact

Satmex: Juan A. García-Gayou, +52(55) 2629-5800

About Eutelsat Communications

With capacity commercialised on 31 satellites delivering reach of Europe, the Middle East, Africa, Asia, significant parts of the Americas and the Asia-Pacific, Eutelsat Communications (Euronext Paris: ETL, ISIN code: FR0010221234) is one of the world’s leading satellite operators. As of 30 June 2013, Eutelsat’s satellites were broadcasting more than 4,600 television channels to over 200 million cable and satellite homes in Europe, the Middle East and Africa. The Group’s satellites also provide a wide range of services for TV contribution, corporate networks and fixed and mobile broadband markets. Headquartered in Paris, Eutelsat and its subsidiaries employ over 780 commercial, technical and operational professionals from 30 countries. www.eutelsat.com

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